53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
April 20, 2021 VIA EDGAR AND OVERNIGHT DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Scott Anderegg

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endeavor Group Holdings, Inc.
Registration Statement on Form S-1
Filed March 31, 2021
File No. 333-254908

Dear Mr. Anderegg:

On behalf of Endeavor Group Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 16, 2021 with respect to the Company’s Registration Statement on Form S-1 as filed on March 31, 2021. This letter is being submitted together with Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on April 20, 2021 (“Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

Prospectus Summary

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 29

1.

We note that you believe Adjusted EBITDA is useful to investors as it eliminates certain items identified as affecting the period-over-period comparability of your operating results. We note from disclosure on page 114 that revenue increased in 2020 in part due to a $24.9 million contract termination fee. Please tell us whether this item (and other similar items, if applicable) is reflected as an adjustment in arriving at Adjusted EBITDA and other non-GAAP measures. Refer to Question 100.03 of the Non-GAAP Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company notes that it believes its Non-GAAP financial measures comply with Questions 100.03 of the Non-GAAP Compliance & Disclosure Interpretations (C&DI). As disclosed in the notes to the Non-GAAP Financial Measures on pages 35-37 and 125-127, gains, as well as losses in connection with changes in the fair value of investments or the sale or deconsolidation of investments, among other items are adjusted as appropriate. In the normal course of operations customer contracts may be terminated, modified or otherwise amended from time to time. The Company does not consider such changes to revenue contracts with customers to be non-recurring items warranting adjustment to Adjusted EBITDA given that they recur in the ordinary course of operations; however, the Company does consider such changes for disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, if material to an understanding of changes in revenue from period to period. In connection with the disclosure of the contract termination of $24.9 million within Owned Sports Properties, revenue had only increased $16.9 million in 2020 over 2019 and would have otherwise decreased if not for the recognition of revenue in connection with the contract termination. Also, during 2020 a customer contract within our Events, Experiences & Rights segment was amended to reduce the total transaction price by approximately $41 million over the term of the contract. This resulted in a reversal of previously recognized revenue of $23 million in 2020 and the loss of future revenue of $18 million. This reversal was not specifically noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations in connection with explaining the $680 million (prior to the offset of $289 million from the acquisition of On Location) decrease in revenue of the Events, Experiences & Rights segment given the insignificant impact on that decrease of $680 million. Consistent with the treatment of the contract termination fee, neither the reversal of revenue nor the lost revenue was reflected as an adjustment in arriving at Adjusted EBITDA as such items are considered normal operations. The Company believes that this treatment is consistent with Question 100.02 of the C&DI.

Management’s Discussion and Analysis

Results of Operations, page 114

2.

We note your response to comment 7 and reissue in part. Please revise to discuss and analyze allocated expenses by reportable segment. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, we note from page F- 56 that the mix of revenue in your Owned Sports Properties segment changed significantly between Events and Performance and Media Rights from 2018 to 2019.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 120-123 of the Registration Statement to note the impact of allocated expenses as well as to quantify other material factors impacting segment results. The Company also respectfully advises the Staff that allocated expenses are not material nor are materially different between periods.

In regard to factors that offset each other, the example noted by the Staff in connection with Owned Sports Properties is unique. For periods through 2018, UFC sold residential pay per view for its events through cable and satellite providers on an event-by-event basis which revenue was reflected in Events and performance in the disaggregated revenue table in footnote 18. In early 2019, UFC changed its business model by entering into a deal with ESPN whereby UFC licensed all residential pay per view in the United States for a fixed media rights license fee based upon delivery of the pay per view event. Beginning in 2019 this revenue is reflected in Media rights in the disaggregated revenue table in footnote 18. The Company has revised the disclosure on page 121 of the Registration Statement to further describe this change.

Non-GAAP Financial Measures

COVID-19 related costs

Note 8, page 123

3.

We note in your response to comment 10 that you have included approximately $11.0 million of deferred event costs that have been impaired because the cancellation of such live events is a direct result of COVID-19 and government restrictions on public gatherings. Please explain how this adjustment is incremental to your normal operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34-35, 124-125 and 127-128 of the Registration Statement to eliminate the $11 million of deferred event costs from its non-GAAP financial measures which includes consolidated annual and quarterly Adjusted EBITDA and Adjusted Net Income (Loss).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Patrick Kuhn, U.S. Securities and Exchange Commission

Lyn Shenk, U.S. Securities and Exchange Commission

Dietrich King, U.S. Securities and Exchange Commission

Ariel Emanuel, Endeavor Group Holdings, Inc.

Jason Lublin, Endeavor Group Holdings, Inc.

Seth Krauss, Esq., Endeavor Group Holdings, Inc.

Robert Hilton, Esq., Endeavor Group Holdings, Inc.

Justin G. Hamill, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP